Exhibit 12.1

ELIZABETH ARDEN, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Years Ended January 31,			Five-Month Transition Ended June 30,	Years Ended June 30,
	2003	2004		2004	2005	2006	2007
Earnings (loss), as defined:
Net income (loss)	$18,150	$2,036		$(31,843)	$37,604	$32,794	$37,334
Income taxes	7,059	(4,112)		(14,188)	17,403	11,281	7,474
Fixed charges, as defined below	45,742	43,226		11,468	27,893	28,257	35,073

Total earnings, as defined	$70,951	$41,150		$(34,563)	$82,900	$72,332	$79,881

Fixed charges, as defined	$45,742	$43,226		$11,468	$27,893	$28,257	$35,073

Total fixed charges, as defined	$45,742	$43,226		$11,468	$27,893	$28,257	$35,073

Ratio of earnings to fixed charges	1.55	0.95	(1)	(2)	2.97	2.56	2.28

The Company’s consolidated ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings are the sum of income (loss) from continuing operations, taxes, and fixed charges. Fixed charges include interest, amortization of debt expense, discount on premium relating to indebtedness and one-third of rental expense.

(1)	For the fiscal year ended January 31, 2004, earnings are insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of approximately $2.1 million were necessary for the fiscal year ended January 31, 2004 to provide a one-to-one coverage ratio.
(2)	For the five-month transition fiscal year ended June 30, 2004, earnings are insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of approximately $46.0 million were necessary for the five-month transition fiscal year ended June 30, 2004 to provide a one-to-one coverage ratio.